Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VGFIT INC.
24 Sloan Place, Suite 3A
Brooklyn, NY 11223
https://vgfit.com/home

Up to $1,070,000.00 in Non Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VGFIT INC.
Address: 24 Sloan Place, Suite 3A, Brooklyn, NY 11223
State of Incorporation: DE
Date Incorporated: June 20, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non Voting Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Non Voting Common Stock
Type of Security Offered: Non Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ | Bronze Tier

Free Access to all Paid Premium features across all our apps and 1 additional Free Access to share with someone you want.

$1,000+ | Silver Tier

Free Access to all Paid Premium features across all our apps and 2 additional Free Access to share with someone you want.

$5,000+ | Gold Tier

Free Access to all Paid Premium features across all our apps and 3 additional Free Access to share with someone you want.

$10,000+ | Platinum Tier

5% bonus shares, Free Access to all Paid Premium features across all our apps, 5 additional Free Access to share with someone you want and private workout event for Platinum level investors.

$25,000+ | Diamond Tier

10% bonus shares, Free Access to all Paid Premium features across all our apps, 10 additional Free Access to share with someone you want, private workout event for Diamond level investors, and access to a private dinner for Diamond level investors with Founders and Executive Team.

*Transportation and lodging not included.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

VGFIT will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non Voting Common Stock for $1.00 / share, you will receive 110 shares of Non Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they

are eligible for.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

VGFIT is a C-corp organized under the laws of the state of Delaware that is an experienced IT developing company with a strong software development background. We are a top IT company, specialized in creating a concept, designing and developing web and mobile applications.

The Company's business model consists of Freemium apps based on subscriptions, focused on initial purchase, trial start, or conversion from trial to subscription. Our apps offer multiple purchasing options: 3 Day Free Trial, post-Trial ($3.99/week), or initial purchase of our Monthly Plan ($19.99), 3 Months Plan ($49.99), or Yearly Plan ($119.99).

There are seven (7) apps in total, all of them are optimized, ready for sale and already providing a significant number of organic installs and sales.

Our apps are sold worldwide at Apple Store and Google Play market as well as direct-to-consumer businesses online. The Company has an amazing team of specialists, over 30 million downloads across two marketplaces, shown a consistent increase in revenue for the past four years, with 1.5 Million Monthly Active Users.

VGFIT, INC. is the parent company of VGFIT LLC, a New York limited liability company, a wholly-owned subsidiary that has been operated under the Company since January 1, 2022. The subsidiary company acts as the operating company for VGFIT.

VGFIT, INC. was created for the sole purpose of acting as a holding company for the VGFIT brand and will be the sole Member of VGFIT, LLC, our operating entity. All operations will be run through the VGFIT, INC., will have no operations and will receive all distributions of available cash (i.e. net cash flow) from its wholly-owned subsidiary, VGFIT LLC.

All trademarks for the brand "VGFIT" namely U.S. Registration Nos. 5647227 and 5647226 will be transferred from VGFIT LLC to VGFIT, INC.

Competitors and Industry

The U.S. health and fitness apps surpassed 400 million downloads and $800 million in spending in 2020.

The closure of gyms amid Covid-19 clearly disrupted the usual seasonal trends, as downloads and revenue of these apps surged in the ensuing months. We project strong revenue growth for these apps to continue well into 2021 even as gyms reopen.

Health and Fitness App Market was valued at USD 5.7 Billion in 2020 and is projected to reach USD 25.2 Billion by 2028, growing at a CAGR of 20.15% from 2021 to 2028.*

The Company has several major competitors in the Health and Fitness App Market. Some of the top competitors in our industry include: MyFitnessPal, WW (formerly Weight Watchers), Fitbit, Peloton, and Sweat.

MyFitnessPal is the industry leader and we believe is the Company's primary competition in the Health and Fitness App Market. Peloton also owns a significant market share. Fitbod, Fitness Coach, 30 Day Fitness are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the Health and Fitness App industry because we believe we've created the most engaging mobile community with many types of health & fitness activities. A new place for people to go to for a healthy lifestyle, join personalized fitness communities, and learn about health and wellbeing from the best trainers. We are the most reliable and user-friendly application. It's not only going to replace your traditional coach but it will also let you simply track your performance allowing you to make precise analyses about your workout. It's like having the best personal trainer in the palm of your hand, available 24/7/365, with proven results and a positive track record amongst users. We are literally a one-stop shop for all your fitness and wellness needs. More than a gym, we are a mindset and wellness destination app that can be used on any device! We have virtually everything!

* https://www.verifiedmarketresearch.com/product/health-and-fitness-app-market/

Current Stage and Roadmap

The Company's Apps are currently on the market and generating sales.

The Company's efforts for the next few years will be focused on expanding market share, user acquisition campaigns, launching new Health and Wellness categories, research and development for our future products, creating an ever-growing community, and together working towards the best version of ourselves.

The Team

Officers and Directors

Name: Vladimir Colosov

Vladimir Colosov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, Secretary, Treasurer, Board

Director, Co-Founder
Dates of Service: June 20, 2016 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations. Serves as the public face of the company. Colosov is not currently taking a salary and owns 4.8M shares of Voting Common Stock.

- **Position:** Health & Fitness App Development Specialist.
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Project Management, Workout and Fitness plans development.

Name: Valeriu Gutu

Valeriu Gutu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Co-Founder
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Co-Founder of the company and shareholder. Gutu is not currently taking a salary and owns 4.8M shares of Voting Common Stock.

- **Position:** Heath & Fitness App Development Specialist, Influencer, Public Figure
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Workout and Fitness plan development. Develop and execute influencer marketing strategies.

Name: Andrei Calugaru

Andrei Calugaru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Co-Founder
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Co-Founder of the company and shareholder. Andrei Calugaru is not currently taking a salary and owns 9.6M shares of Voting Common Stock.

- **Position:** Chief Technology Officer, Marketing Specialist
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Handle all organization's technological needs as well as its research and development. Marketing campaigns and user acquisition strategies.

Name: Maxim Calugaru

Maxim Calugaru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Co-Founder
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Co-Founder of the company and shareholder. Maxim Calugaru is not currently taking a salary and owns 4.8M shares of Voting Common Stock.

- **Position:** Mobile App Development Specialist, Project Manager
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Developing the vision for the team, evolving the current solutions, and delivering projects, Leadership Skills

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's non-voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one (1) year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering non-voting common stock in the amount of up to $1,070,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, changes of failure will increase. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less than your original investment, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including software development, marketing services, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Apple AppStore and Google Play or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon Web Services (AWS) could harm our reputation and materially negatively impact our financial condition and business.

Forward-Looking Statements
To the extent that the Company or any of its officers were to provide any projections, financial forecasts, or other forward-looking statements to investors in this offering, investors must recognize that any such forward-looking statements are based upon assumptions and estimates. The Company cannot make any representations as to the accuracy and reasonableness of such assumptions or the forward-looking statements based thereon. The validity and accuracy of those forward-looking statements will depend in large part on future events that the Company cannot foresee, and may or may not prove to be correct. Consequently, there can be no assurance that the actual operating results of the Company will correspond to any of the projections or forecasts. Accordingly, an investment in the Company should not be made in reliance on projections or forecasts prepared by the Company.

Additional Capital May Be Needed
The Company may raise additional capital through additional sales of securities. Such sales may be in the form of convertible promissory notes or other convertible instruments, shares of preferred stock, common stock, stock options, warrants or other securities that may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights, subject to applicable law. Such issuances and the exercise of any convertible securities (including stock options) will dilute the percentage ownership of

the Company's stockholders, may affect the value of the Company's capital stock and could adversely affect the rights of the holders of such stock, thereby reducing the value of such stock. Moreover, any exercise of convertible securities may adversely affect the terms upon which the Company will be able to obtain additional equity capital, since the holders of such convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to it than those provided in such convertible securities.

Competition

The Company's management recognizes that the Company will, therefore, be forced to compete primarily on the basis of price, performance, service, and other factors. Management believes that the ability of the Company to achieve sustained profitability will depend primarily on its ability to establish its brand and place its technology in the hands of consumers, on the theory that market penetration will establish a platform for future market success, the development of brand recognition, and the opportunity to charge higher prices based on its history of success and brand identity. This approach requires that the Company's management perform at an extraordinary level and is fraught with risks, many of which are beyond the Company's control or ability to foresee.

Limited Liability

Pursuant to the Company's Certificate of Incorporation and Delaware law, its Directors are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for: (i) liability in connection with a breach of the duty of loyalty; (ii) acts or omissions not in good faith; (iii) acts or omissions that involve intentional misconduct or a knowing violation of law; (iv) dividend payments or stock repurchases that are illegal under Delaware law; or (v) any transaction in which a director has derived an improper personal benefit.

Dividends

The Company has not paid cash dividends on its capital stock to date and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company presently intends to retain future earnings, if any, to finance the expansion and growth of its business. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, and plans for expansion.

Intellectual Property

One of the Company's most valuable assets is its intellectual property. The Company's owns various trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the

Company.

The Company does not intent to pay dividends in the foreseeable future
The Company has not paid cash dividends on its capital stock to date and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company presently intends to retain future earnings, if any, to finance the expansion and growth of its business. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, and plans for expansion.

The Company's Directors have limited liability under Delaware law
Pursuant to the Company's Articles of Incorporation and Delaware law, its Directors are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for: (i) liability in connection with a breach of the duty of loyalty; (ii) acts or omissions not in good faith; (iii) acts or omissions that involve intentional misconduct or a knowing violation of law; (iv) dividend payments or stock repurchases that are illegal under Delaware law; or (v) any transaction in which a director has derived an improper personal benefit.

Investors should not rely on the accuracy of forward-looking statements made by the Company
To the extent that the Company or any of its officers were to provide any projections, financial forecasts, or other forward-looking statements to investors in this offering, investors must recognize that any such forward-looking statements are based upon assumptions and estimates. The Company cannot make any representations as to the accuracy and reasonableness of such assumptions or the forward-looking statements based thereon. The validity and accuracy of those forward-looking statements will depend in large part on future events that the Company cannot foresee, and may or may not prove to be correct. Consequently, there can be no assurance that the actual operating results of the Company will correspond to any of the projections or forecasts. Accordingly, an investment in the Company should not be made in reliance on projections or forecasts prepared by the Company.

Generally.
The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company faces significant competition, including competition from companies with significantly greater resources than it has, and if the Company is unable to compete effectively with these companies, its market share may decline, and its

business could be harmed.

The fitness industry is already highly competitive and new competitors appear to be entering the market regularly. Direct competitors of the Company include MyFitnessPal, WW (formerly Weight Watchers), Fitbit, Peloton, and Sweat.. Many of the Company's competitors may have substantially greater financial, marketing, product development and human resources than the Company. Accordingly, even if the Company's products and services can be commercially marketed and implemented, and even if there is a large market for those products and services, there can be no assurance that the Company's products and services will be purchased or used by consumers at a rate sufficient for the Company to achieve its growth objectives. At current, the Company does not have a registered patent or any exclusive rights to its technology, or other rights that would give it sustainable market advantages over current and future competitors. It is possible, if not likely, that competitors could produce similar technology to that which is produced by the Company and offer the same or similar services in connection therewith. Those competitive products and services could negatively impact the Company's profitability. The Company's management recognizes that the Company will, therefore, be forced to compete primarily based on price, performance, service, and other factors. Management believes that the ability of the Company to achieve sustained profitability will depend primarily on its ability to establish its brand and place its technology in the hands of consumers, on the theory that market penetration will establish a platform for future market success, the development of brand recognition, and the opportunity to charge higher prices based on its history of success and brand identity. This approach requires that the Company's management perform at an extraordinary level and is fraught with risks, many of which are beyond the Company's control or ability to foresee.

The Company may face challenges in registering and enforcing its intellectual property rights.

One of the Company's most valuable assets is its intellectual property. We currently hold two (2) Federal (United States) trademarks, including a standard character wordmark for the brand, VGFIT, and another for our proprietary logo. The Company intends to continue to expand its intellectual property portfolio and is exploring both copyright and patent protection for our goods and services. That said, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our existing rights and forthcoming attempts at new intellectual property registrations without obtaining a license, it is likely that the Company will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if any of our future patent or copyright filings are deemed unenforceable, the Company may be placed at risk. In addition, there could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from protecting our intellectual property. Moreover, because the laws surrounding patent protection for software are ever-changing, we are relying on future, speculative changes in the law that will favor

stronger protection for software and web-based platforms.

Forthcoming products and services could fail to achieve the sales traction we expect.
Our growth projections assume that we will be able to successfully launch a better and lower priced service and that it will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that new products and services will fail to gain market acceptance for any number of reasons. If the new products and services that we have in development fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.
We may discover that the optimal retail price points for elliptical bicycles are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing our products following this offering. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
The Company's ability to implement its business plan is entirely dependent on the ability of the Company to secure proper personnel, develop its technology platform, including its website and mobile applications and obtain users. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. Although the Company is creating contingency plans to replace its current service providers if the one fails to produce a functional product, the implementation of those contingency plans would not be seamless, would take time and would involve significant risk of failure.

Your investment could be illiquid for a long time
You should be prepared to hold your investment indefinitely. There will be restrictions on how you can resell the securities you receive. More importantly, there is no

established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the fitness industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely anytime soon. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vladimir Colosov	4,800,000	Voting Common Stock	20.0%
Valeriu Gutu	4,800,000	Voting Common Stock	20.0%
Maxim Calugaru	4,800,000	Voting Common Stock	20.0%
Andrei Calugaru	9,600,000	Voting Common Stock	40.0%

The Company's Securities

The Company has authorized Non Voting Common Stock, and Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Non Voting Common Stock.

Non Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non Voting Common Stock.

Material Rights

Dividends: The holders of Common Stock may be entitled to receive dividends at such rate or rates, on such conditions and at such times as determined by the Board from time to time.

Liquidation. In the event of any dissolution, liquidation or winding up of the Corporation, each holder of Common Stock shall be entitled to receive the greater of (i) their pro-rata share of the net proceeds of such sale or liquidation; or (ii) the amount of their capital account balance at the time of such sale or liquidation. The rights of holders of Common Stock on return of assets on liquidation, dissolution or winding up will rank in priority below the rights of holders of any Preferred Stock in the Corporation then in issue having preferred rights on the return of capital, but above the rights of the holders of any Restricted Stock in the Corporation.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Voting Common Stock

The amount of security authorized is 90,000,000 with a total of 24,000,000 outstanding.

Voting Rights

Voting Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one (1) vote in respect of each share held by it of record on the books of the Corporation for the election of Directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

Dividends: The holders of Common Stock may be entitled to receive dividends at such rate or rates, on such conditions and at such times as determined by the Board from time to time.

Liquidation. In the event of any dissolution, liquidation or winding up of the Corporation, each holder of Common Stock shall be entitled to receive the greater of (i) their pro-rata share of the net proceeds of such sale or liquidation; or (ii) the amount of their capital account balance at the time of such sale or liquidation. The rights of holders of Common Stock on return of assets on liquidation, dissolution or winding up will rank in priority below the rights of holders of any Preferred Stock in the Corporation then in issue having preferred rights on the return of capital, but above the rights of the holders of any Restricted Stock in the Corporation.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 24,000,000
  Use of proceeds: 0
  Date: December 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to the year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $1,070,695, compared to the fiscal year 2019 revenue of $369,632. As a result of more focus on the U.S. marketing campaigns, our sales were up almost 200% year over year. We believe that the U.S. is the most important market for us to demonstrate success with the Health & Fitness app store categories, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2020 to the detriment of our international sales.

Cost of Sales (Total Operating Expenses)

The cost of sales in 2020 was $1,241,644, an increase of approximately $800,000, from costs of $432,481 in the fiscal year 2019. The increase was largely due to an increase in spending on marketing campaigns in the U.S., and a reduction in lower-margin international sales.

The Company's expenses consist of, among other things, Commissions, Ad and Marketing expenses, Software expenses, research and development expenses. Expenses in 2020 increased by $809,000 from 2019. The increased amount of expenses was spent on Apple Store and Google play market commissions and marketing campaigns.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we alredy spent significant ammout of money for user acusition campaigns, at this moment we have around 1.5M monthly active users and we expecting to increase this ammount of users. Past cash was primarily generated through sales and equity investments. Our goal is to increase our user acquisition campaigns expand market share, launch new Health and Wellness categories, research and development for our future products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 28, 2022, the Company has capital resources available in the form of a credit card for $17,200 from American Express, and approximately $72,082 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have operational funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The company is generating enough revenue and can fully operate with its own funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, it will not affect the company's dates of operation. We believe the company will be able to operate in perpetuity no matter how much funding is received.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, it will not affect the company's dates of operation. We believe the company will be able to operate in perpetuity no matter how much funding is received.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Friends and Family members
  Amount Owed: $112,900.00
  Interest Rate: 0.0%

- **Creditor:** Credit Cards

Amount Owed: $36,029.03
Interest Rate: 17.0%

Related Party Transactions

- **Name of Entity:** Fedor Calugaru
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Money to support operations
  Material Terms: The Company received advances from friends and family in the form of loans. As of December 31, 2020, and 2019, the balance of the advances from related parties was $112,900, respectively. These advances have no interest rate or specified maturity date. No material terms of the loan, no interest, money can be returned at any point.

Valuation

Pre-Money Valuation: $24,000,000.00

Valuation Details:

The Company determined its valuation based on an analysis of multiple factors: valuation per user, monthly revenue, monthly active users, worldwide downloads, the value of the product, LTV metrics, technology, number of apps with effective results, different audiences, and a variety of in-app products. VGFIT completed a review of similarly situated companies that previously raised money during CF rounds.

First, Fitness app FiiT, following its first seed round, had a valuation of $24M as of Mar 15, 2019, and raised $3.2M. As of today, the FiiT app has less than 30k monthly downloads across Apple and Google stores compared to VGFIT apps of 500k monthly downloads.

Second, the company Fanbase raised $3.4M in a Reg CF offering at a $20M valuation in 2021 with only 14,000 users to date. Also, we similarly analyzed the company Rentberry, which raised $5.3M in a Reg A+ offering at a $25M valuation with less than 5k monthly downloads and less than $5k in monthly revenue to date.

When comparing our valuation per user, monthly revenue, 1.5M of monthly active users, 30M+ worldwide downloads, we can see a significantly big gap between Fanbase, Rentberry, FiiT and VGFIT. In addition, VGFIT analyzed the value of its product, LTV metrics, technology, number of apps with effective results, different audiences, and a variety of in-app products. In conclusion, the Health and Fitness market is powered by the increased use of mobile apps and VGFIT is the most engaged mobile community with many types of health & fitness activities. During the pandemic situation, we've seen huge interest and an increase in downloads of our apps. The closure of gyms amid Covid-19 clearly disrupted the usual seasonal trends,

as downloads and revenue of the apps surged in the ensuing months. We project strong revenue growth to continue well even as gyms reopen.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  If we raise the minimum, 100% after fees will go to Marketing campaigns. Funds will be used to gain additional users.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  64.5%
  If we raise the maximum, 64.5% after fees will go to Marketing campaigns. We will focus on user acquisition and retention strategies.

- *Research & Development*
  20.0%
  We will continue to enhance our development. Working on maintenance and offering new features. Continue to work on integrations of additional services and partners.

- *Company Employment*
  10.0%
  These funds will be used to hire an additional marketing team, IT developers, and product management.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vgfit.com/home (https://vgfit.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vgfit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VGFIT INC.

[See attached]

VGFIT LLC

(a New York Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2019 through
December 31, 2020

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

VGFIT LLC

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 29, 2021

To: Board of Directors of VGFIT LLC
Attn: Vladimir Colosov, CEO

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of VGFIT LLC (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of VGFIT LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

VGFIT, LLC
BALANCE SHEET
Years Ended December 31, 2020 and 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	4,610	13,316
Crypto Currency	1,796	1,796
Related Party Other Receivables	4,051	-
Total Current Assets	**10,457**	**15,112**
Property and Equipment		
Computer and equipment	5,619	1,856
Accumulated Depreciation	(2,074)	(965)
Total Other Assets	**3,545**	**891**
Total Assets	**14,002**	**16,003**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Credit Card Payable	57,316	78,140
Related Party Loans	112,900	112,900
Total Current Liabilities	**170,216**	**191,040**
Total Liabilities	**170,216**	**191,040**
Members Equity		
Member Contribution	214,876	14,876
Retained Earnings	(371,090)	(189,913)
Total Members' Deficit	**(156,214)**	**(175,037)**
Total Liabilities and Stockholders' Deficit	**14,002**	**16,003**

VGFIT, LLC
INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(unaudited)

	2020	2019
Revenues	1,070,695	369,632
Cost of revenues	-	-
Net Profit	**1,070,695**	**369,632**
Operating Expenses		
General and Administrative	28,596	46,177
Commissions	374,164	-
Legal and Professional	1,800	1,600
Software Expense	365,816	382,650
Ad and Marketing	471,268	2,053
Total Operating Expenses	**1,241,644**	**432,481**
Other Income/(Expenses)		
Interest	(9,119)	(6,720)
Depreciation	(1,109)	(594)
Intangible Asset Impairment	-	(6,703)
Net Income (Loss)	**(181,177)**	**(76,866)**

VGFIT, LLC
STATEMENT OF MEMBERS EQUITY
Years Ended December 31, 2020 and 2019
(Unaudited)

	Members' Contributions	Retained Earnings	Total Members' Deficit
Balance as of January 1, 2019	**14,876**	**(113,046)**	**(98,171)**
Net loss	-	(76,866)	**(76,866)**
Balance as of December 31, 2019	**14,876**	**(189,913)**	**(175,037)**
Member Contributions	200,000	-	**200,000**
Net loss	-	(181,177)	**(181,177)**
Balance as of December 31, 2020	**214,876**	**(371,090)**	**(156,214)**

See accompanying notes to the financial statements

VGFIT, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Unaudited)

		2020		2019
Cash Flows from Operating Activities				
Net Income (Loss)	**$**	**(181,177)**	**$**	**(76,866)**
Adjustments to reconcile net income (loss) to net cash provided by operations:				
Depreciation & Amortization		1,109		594
Changes in operating assets and liabilities:				
(Increase) Decrease in Crypto Currency		-		(1,796)
(Increase) Decrease in accounts receivable		(4,051)		
Increase (Decrease) in credit card payable		(20,825)		78,140
Net cash provided by (used in) operating activities		**(204,943)**		**72**
Cash Flows from Investing Activities				
Purchase of Equipment		3,763		-
Net cash used in investing activities		**3,763**		
Cash Flows from Financing Activities				
Proceeds from issuance of Securities		200,000		-
Net cash used in financing activities		**200,000**		**-**
Net change in cash and cash equivalents		**(8,706)**		**72**
Cash and cash equivalents at beginning of period		13,316		13,244
Cash and cash equivalents at end of period	**$**	**4,610**	**$**	**13,316**

See accompanying notes to the financial statements

VGFIT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

VGFIT LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on June 20, 2016. The Company is a mobile health app, created and developed by professional fitness trainers. The app provides guidance through every exercise, which helps users stay motivated + achieve their fitness goals. In the app, users will find daily workout challenges and recommendations, visual guides on how to correctly exercise + even healthy recipes options and water reminders. The Company's headquarters are in Brooklyn, New York. The company began operations in 2016.

Since Inception, the Company has relied on contributions from owners. As of December 31, 2020 and 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standard Codification ("ASC") and Accounting Standards Updates ("ASU) of the Financial Accounting Standard Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $4,610 and $13,316 of cash and cash equivalents on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. There were no accounts receivable as of December 31, 2020 and 2019.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and 2019.

Intangible Assets

The Company purchased crypto assets in December 2018 and records the cost of the crypto at cost, per FASB ASC 350-30-30-1. The Company considers its crypto assets as an indefinite intangible asset, which is not subject to amortization. Rather, it should be tested for impairment annually or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired. During 2019, the Company assessed that the fair value of the crypto assets had necessitated an impairment loss of $6,703. The balance of the crypto is reduced for $6,703 of impairment and pursuant to FASB ASC 350-30-35-20, subsequent reversal of previously recorded impairment losses on indefinite-lived intangible assets is prohibited. This provision applies even if the fair value of the digital asset recovers above the original carrying value within the same accounting period.

As of December 31, 2020 and 2019, the balance of intangible assets totaled $1,796 both years.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling in-app subscriptions. The Company's payments are generally collected upfront. For the years ending December 31, 2020 and 2019, the Company recognized $1,070,695 and $369,632, respectively in revenue. Revenues are shown net of app fees and costs.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $471,268 and $2,053, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2020 and 2019 consists of the following:

	2020	2019
Computers & Equipment	5,619	1,856
Accumulated Depreciation	(2,074)	(965)
Total	$ 3,545	$ 891

Depreciation expenses totaled $1,109 and $594 for the years ended December 31, 2020 and 2019, respectively (see Note 3 – Fixed Assets).

NOTE 4 – RELATED PARTY

Related Party Receivables

In 2020, the Company had advanced a small payment to another company held under common control ownership. As of December 31, 2020, the Company had $4,051 in related party receivables outstanding.

Related Party Liabilities

The Company received advances from friends and family in the form of loans. As of December 31, 2020, and 2019, the balance of the advances from related parties was $112,900, respectively. These advances have no interest rate or specified maturity date.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the periods ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a partnership.

NOTE 6 – MEMBERS' EQUITY

Over the years, the founders of the Company have provided cash contribution as needed to fund the business operations. In 2020, each of the four founders contributed $50,000. The balance of members contributions as of December 31, 2020 and December 31, 2019 was $214,876 and $14,876, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine. The Intermediary will be entitled to receive a 7% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through September 29, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

VGFIT

The Future of Subscription Apps


VGFIT
YOUR MINDSET
YOUR LIFESTYLE
YOUR BODY
Start

Website | Brooklyn, NY | MOBILE

$0.00 raised

0 Investors	$24M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

VGFIT is an experienced IT developing company with a strong software development background. Our greatest passion is iOS, Android, and Web development. We've been working on the mobile platforms of the world's top tech companies. We believe we are a top IT company, specialized in creating a concept, designing and developing web and mobile applications. With our considerable experience in developing apps and websites, we can successfully complete projects of different difficulties. Having the necessary skills, we are improving our products and always creating new solutions to keep up with the times.

Reasons to Invest

- Team of amazing specialists, certified fitness trainers, mobile app developers with over 10 years of experience, and more than 300 customized workouts for different body types and lifestyles.
- Over 30 million downloads across the AppStore and Google Play markets.
- Has shown a consistent increase in revenue for the past four years, and we expect it to continue rising as we scale.

OVERVIEW

VGFIT is your best workout partner.

With us, you can find daily workout recommendations and fitness plans - no matter your level, no matter your goal. Our apps provide guidance through every exercise, which helps users stay motivated and achieve their fitness goals. Plus, it's equally effective at home as it is at the gym. In the apps, users will find daily workout challenges and recommendations, visual guides on how to correctly exercise, healthy recipes options, and even hydration reminders. It's time to go beyond fit and find more.


Train Anywhere
Where do you want to train?
Home
Gym
Train Anywhere
Next

THE PROBLEM

Obesity Rates in the U.S are Rising, and Internet Workouts Just Aren't Cutting It

Unfortunately, obesity rates in the United States are rising. In all, more than two-thirds of adults in the United States are overweight or obese.

People who are overweight or obese face a lot of health complications, negative consequences, and concerns. In fact, being overweight or obese increases a person's risk for many diseases and health conditions.


VGFIT
Obesity Cost Americans
$147 Billion
EACH YEAR
IN THE UNITED STATES, 36,5% OF ADULTS ARE OBESE. ANOTHER 32,5% OF AMERICAN ADULTS ARE OVERWEIGHT.
Not to mention, obesity is linked to more than 60 chronic diseases - including type 2 diabetes, heart disease, stroke, cancer, and many other diseases. It causes more than 2.8 million deaths each year.

And with these issues come staggering costs. Obesity costs Americans **$147 billion each year**. In fact, the medical costs for people with obesity are $1,429 higher each year than most people.

Additionally, as the internet is available everywhere and to everyone - it is imperiled to have incorrect information as well. So, It becomes challenging to differentiate between the facts and myths. Because of this, it's not always clear what is right and what is wrong when it comes to an internet-based workout. Plus, they aren't catered to your specific needs. We are here to put an end to that. Through our Fitness and wellness programs, we want to motivate, educate and inspire people to achieve their fitness goals. Our main goal is to resolve one of the most essential problems which is Obesity, to help people get out from their comfort zones, and let them start from simplest steps but very effective because the only you need is your phone and you can start practicing from anywhere and anytime to be in the best shape of your life.


VGFIT
Monday
Today's Workout
Today's Meal Plan
VGFIT
Health
Goals
Affordable

THE SOLUTION

We Are Here For You - Anytime, Anywhere

Our goal is to revolutionize personal health by creating a range of products that make people accountable to themselves, in a fun, not-threatening way. Our product suite will be scaled, as this a simple, unregulated market with very large profit potential.

Every day our team works on optimization for all our products. When it comes to Media Buying, we have a strong and proven strategy on how to increase our downloads and revenue by buying qualitative media traffic.

Fitness apps have become famous with increasing health awareness as they solve all the modern-day problems. Above all, we understand how the development of a Fitness app is more advantageous to solve the current fitness challenges. With proper market research, the inclusion of vital features, followed by appropriate marketing, we believe to be developing market-dominating apps.



Our Key Features:
350+ Effective exercises for each muscle group;
Detailed description of each exercise;
High-quality photo and video guidance;
Images of involved muscles;
Pre-set workouts specific to your goals;
Ability to add your own workout with your custom exercises;
Built-in Journal for your workouts, for sets, reps, and weights;
Built-in timer and calendar;
History of all your data with interactive graphs of your performance;
Fastest support;
Frequent updates;
Meal plans and recipes
Training plans created by top personal trainers
No muscle group is left behind in your personalized training plan.

THE MARKET

The Market is Working Out For Us

The U.S. health and fitness apps surpassed 400 million downloads and $800 million in spending in 2020.

The closure of gyms amid Covid-19 clearly disrupted the usual seasonal trends, as downloads and revenue of these apps surged in the ensuing months. We project strong revenue growth for these apps to continue well into 2021 even as gyms reopen.

Health and **Fitness App Market was valued at USD 5.7 Billion in 2020** and is projected to reach **USD 25.2 Billion by 2028**, growing at a **CAGR of 20.15% from 2021 to 2028**. (Source)



Health and Fitness App Market was valued at
USD 5.7 Billion in 2020
and is projected to reach
USD 25.2 Billion by 2028
CAGR of 20.15% from 2021 to 2028.
Join Millions of Happy Users

**The information included above is forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.*

The market is powered by increased use of mobile apps, increased use of sports and fitness applications for tracking activities and heart rate, and increased demand for wearable exercise equipment. Smartphones have become an essential part of human social security and physiological well-being.

Here are some more market specs:


Consumers Turned to Telemedicine to Monitor Their Health
Proportion of U.S. installs by subcategory among top 100 health & fitness apps
Workout
Diet
Meditation & Sleep
Fitness Tracker / Running
Medical
Womens Health
Other
Medical and COVID-19 apps accounted for 9 percent of the market share among the top health & fitness apps in January 2021. Among the top apps, Healow gained three million downloads in 2020. Telemedicine apps are on the rise as they made it possible for consumers to monitor their health and doctor appointments from the safety of home. Diet apps regained market share, while workout apps maintained their portion in the first month of 2021. The higher adoption shouldn't come as a surprise, as January has historically been a prime month for workout and diet apps in past years as consumers set New Year's resolutions.


Health & Fitness Quarterly Revenue Exceeded $200M
U.S Quarterly gross revenue of health & fitness apps, App Store and Google Play
App Store
Google Play
+70%
+36%
+44%
Health & fitness spending took off in Q2 2020, surpassing $200 million in gross revenue for the first time. Although adoption started to experience a downward trend in Q3 2020, user spending gained momentum as revenue surpassed $200 million once again in Q3. This was quite the departure from previous years, when revenue hovered around the Q1 level for the rest of the year.
Similar to adoption trends, the App Store was the primary revenue source for health & fitness apps, with 84 percent of user spending coming from iOS users in 2020. WW from Weight Watchers ranked as the top earning health & fitness app on the App Store in 2020, accounting for $46 million in spending on the platform.

OUR TRACTION

We've created the most engaged mobile community with many types of health & fitness activities that is a new place for people to go for health lifestyle, join personalized fitness communities, and learn about health and wellbeing from the best trainers. We've been working hard on the improvement and optimization of our apps.


VGFIT
1.5
Million Monthly Active Users
For the past 4 years our revenue has shown steady growth of more than1000%
OVER
30
MILLION
DOWNLOADS

We believe this traction has validated our company tremendously. Moving forward with our marketing strategy, we anticipate our user base and revenue will increase as we scale.

VGFIT APPLICATIONS


VGFIT
VGFIT
Applications
Fitness & Bodybuilding Pro
ProFit Personal Workout Plan
Shape it UP
Timer Plus Workouts Timer
VGFIT Workouts & Training Plan
Water Reminder
Yoga-Poses & Classes
Available on the App Store
Get it on Google play

THE BUSINESS MODEL

Our business model is based on subscriptions and it's called Freemium (Gated Features). Freemium apps are similar to in-app advertising in that the app is offered for free in a freemium business model. However, certain features are gated and cost money to be unlocked. In other words, people have access to an app's basic functionality, but there is a charge for premium or proprietary features. The premise of this model is that you attract people to your app and give them a rich preview of what your app can do (without giving them everything).

Our apps offer multiple purchasing options: **3 Day Free Trial, post-Trial ($3.99/week)**, or initial purchase of our **Monthly Plan ($19.99), 3 Months Plan ($49.99), or Yearly Plan ($119.99)**.

There are 7 apps in total, all of them are optimized, ready for sale and already giving great amount of organic installs and sales.


VGFIT
Our apps offer multiple purchasing options:
3 Day
Free trial
POST-TRIAL ($3.99/WEEK)
1 Month Plan
$19.99/MONTHLY
3 Months Plan
$49.99/3 MONTHS
1 Year Plan
$119.99/YEAR

WHY WE STAND OUT

We've created the most engaging mobile community with many types of health & fitness activities. A new place for people to go to for a healthy lifestyle, join personalized fitness communities, and learn about health and wellbeing from the best trainers.

A multitude of positive reviews, enthusiastically happy clients, and many complete body transformations.

The exercises are simple but effective for any level and can be performed anywhere including the gym. We offer all spectrum of fitness varieties such as Strength and Bodyweight workouts, HIIT, YOGA, Cardio, Stretching, and Meditation.


VGFIT

We are the most reliable and user-friendly application. It's not only going to replace your traditional coach but it will also let you simply track your performance allowing you to make precise analyses about your workout. It's like having the best personal trainer in the palm of your hand, available 24/7/365.

VGFIT is the real deal, with proven results and a positive track record amongst users. We are literally a one stop shop for all your fitness and wellness needs. More than a gym, we are a mindset and wellness destination app that can be used on any device! We have virtually everything!


VGFIT

THE VISION

We want to make the world, both the planet and its people, happier and healthier. We believe every Founder has a responsibility to do everything they can to make their businesses as sustainable for the world as possible.


VGFIT

Our vision with VGFIT is one where our users can log in to our app and share a unique space with their favorite trainers and workout programs. We believe in creating an ever-growing community and together work towards the best version of ourselves.


VGFIT
Creating an ever-growing community.
Making the world happier and healthier one workout at a time
Get ready to meet the best version of yourself at VGFIT

WHY INVEST

Our Product Has a Huge Community and is Growing Every Month

Even without any financial investments - we believe our revenue will continue to increase steadily.

We've created and analyzed specific marketing strategies to increase our user acquisitions and convert them to revenue. After all, we strongly believe that our product and strategies are performing at their best. Now is a huge opportunity for investors to get on board at the early stage of our growth.

We are looking for investment in our company for marketing purposes, future optimizations, and company growth.


VGFIT
Available on the App Store
Get it on Google play
Anytime and Anywhere
Work Towards the Best
Version of Yourself

We've tested many ad campaigns on Facebook, Google, TikTok, Snapchat, Pinterest and all ran successfully proving great performance and excellent results. All invested money will be spent on the marketing campaigns and product optimizations. In short, we will not get any cash from the invested money, and thus our investors are fully insured.

We strongly believe in our roadmap strategies. Do you want to get in on the success? Join us today.


VGFIT
VGFIT
VGFIT
Available on the App Store & Google Play
Available on the App Store
Get it on Google play

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

Forbes HAYABUSA FMD openfit

SHOW MORE

Meet Our Team



Vladimir Colosov

Co-Founder, CEO, Board Director

Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations. Serves as the public face of the company.

Health & Fitness app development specialist.

Project Management, Workout and Fitness plans development.



Valeriu Gutu

Co-Founder, Board Director

Health & Fitness app development specialist, Influencer, Public Figure

Workout and Fitness plan development. Develop and execute influencer marketing strategies.



Andrei Calugaru

Co-Founder, Board Director

Chief Technology Officer, Marketing Specialist

Handle all organization's technological needs as well as its research and development. Marketing campaigns and user acquisition strategies.



Maxim Calugaru

Co-Founder, Board Director

Mobile app development Specialist, Project Manager. Responsible for tracking and structuring various tasks in the development team, controls the implementation process, quality and speed.

Developing the vision for the team, evolving the current solutions, and delivering projects, Leadership Skills.



Greg Yuna

Artist, Celebrity Jeweler, Entrepreneur, Social Media Producer.

Yuna has a passion for perfection and innovation that spans beyond the realm of jewelry. His next venture: helping spread wellness.



Jason J-Frost Adams

Creative designer, Entrepreneur

Collaborations with major international brands like FILA, Puma, Nike and more.

His goal is to continue to push creative boundaries into the limitless beyond.



Daly Santana

Olympic athlete, Pro athlete + Health and wellness ambassador.

Experience in managing online operations, Social Media and PR.



Zack Boisjoly

Marketing and sales specialist. Professional Photographer.

Brand & Creative Department, creating internal/external facing content across different teams and platforms throughout the company. Social Media Marketing strategist.

Offering Summary

Company	VGFIT INC.
Corporate Address	24 Sloan Place, Suite 3A, Brooklyn, NY 11223
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Non Voting Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$24,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ | Bronze Tier

Free Access to all Paid Premium features across all our apps and 1 additional Free Access to share with someone you want.

$1,000+ | Silver Tier

Free Access to all Paid Premium features across all our apps and 2 additional Free Access to share with someone you want.

$5,000+ | Gold Tier

Free Access to all Paid Premium features across all our apps and 3 additional Free Access to share with someone you want.

$10,000+ | Platinum Tier

5% bonus shares, Free Access to all Paid Premium features across all our apps, 5 additional Free Access to share with someone you want and private workout event for Platinum level investors.

$25,000+ | Diamond Tier

10% bonus shares, Free Access to all Paid Premium features across all our apps, 10 additional Free Access to share with someone you want, private workout event for Diamond level investors, and access to a private dinner for Diamond level investors with Founders and Executive Team.

*Transportation and lodging not included.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

VGFIT will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non Voting Common Stock for $1.00 / share, you will receive 110 shares of Non Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow VGFIT to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VGFIT is your best workout partner. With us, you can find daily tips and fitness plans - no matter your level, no matter your goal. Our apps guide you through every exercise, which helps users stay motivated and achieve their fitness goals. Our programs are equally effective at home as they are at the gym.

In the apps, users will have access to daily workout challenges, visual guides on proper techniques, healthy recipes, and even hydration reminders. It's time to go beyond fit and discover more. We want to bring value to the fitness and wellness community worldwide. We are helping as many people as possible to reach healthier and happier. If people choose to be part of a fitness community, they can join us by simply tapping a button on their phones. We are simplifying your lifestyle by being a home for all your fitness and wellness dreams!

We at VGFIT want to motivate, educate and inspire people to achieve their fitness goals. Our priority is to help reduce obesity worldwide, which continues to be one of the fundamental problems to date. We'd love to help people get out of their comfort zones by providing them with the tools they need to start their journey. All you need is your phone, and you can join us from anywhere, in your own time, at your own pace. The best shape of your life is just a click away.

We have a team of exceptional specialists. Certified fitness trainers with over 15 years of experience and more than 300 customized workouts for all body types and lifestyles. The exercises are simple and effective for any level athlete and can be performed anywhere you choose, including the gym. We offer all spectrum of fitness variations such as Strength and Bodyweight workouts, HIIT, YOGA, Cardio, Stretching, and Meditation.

We've created the most engaging mobile community. A new place for people to go to for a healthy lifestyle and even join personalized fitness communities with their favorite trainers. We've been working hard on the improvement and optimization of our apps. Our apps have been downloaded by over 30 million people across the AppStore and Google Play markets. A multitude of positive reviews, enthusiastic, happy clients, and many incredible complete body transformations.

We are the most reliable and user-friendly application. It's not only going to replace your traditional coach, but it will also let you track every performance allowing you to make precise analyses about your progress. It's like having the best personal trainer in the palm of your hand, available to you 24/7/365.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.